Exhibit 4
CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Rick Van Nieuwenhuyse, certify that:
I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of NovaGold Resources Inc.;
1. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
2. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report.

	By:	/s/ Rick Van Nieuwenhuyse
Rick Van Nieuwenhuyse
Date: April 12, 2007		President and Chief Executive Officer